THE WORLD WORKS IN REAL-TIME.

SO SHOULD YOUR BUSINESS.

Management’s Responsibility for Financial Reporting

The accompanying Consolidated Financial Statements are the responsibility of management and have been approved by the Board of Directors. Management believes that the Consolidated Financial Statements fairly reflect the form and substance of transactions and that the Consolidated Financial Statements reasonably present the Company’s financial position and results of operations in conformity with Canadian generally accepted accounting principles. Management has included in these financial statements amounts based on estimates and judgments that it believes are reasonable under the circumstances. Financial and operating data elsewhere in the annual report are consistent with the information contained in these financial statements.

In fulfilling its responsibilities, management has developed and maintains a system of internal controls. These controls ensure that assets are safeguarded from loss or unauthorized use and that financial records are reliable for the purpose of preparing Consolidated Financial Statements.

Ernst & Young LLP, the independent auditors appointed by the shareholders of the Company, have audited the Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards and they provide an objective, independent review of the fairness of reported operating results and financial position. The Board of Directors of the Company has an Audit Committee which meets with financial management and the independent auditors to review accounting, auditing, internal accounting controls and financial reporting matters.

             Nigel Stokes                                                                                                                                                                      Peter Cauley

             Chairman, President and                                                                                                                                                   Vice President Finance and

             Chief Executive Officer                                                                                                                                                     Chief Financial Officer

DataMirror Corporation January 31, 2003

AUDITORS’ REPORT

To the Shareholders of DataMirror Corporation

We have audited the consolidated balance sheets of DataMirror Corporation as at January 31, 2003 and 2002 and the consolidated statements of loss, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

As described in note 2 to the consolidated financial statements, the Company changed its accounting policy for goodwill effective February 1, 2002.

Toronto, Canada,

March 4, 2003.                                                                 Chartered Accountants

CONSOLIDATED BALANCE SHEETS
[in thousands of Canadian dollars]

As at January 31	2003	2002
ASSETS
CURRENT
Cash and cash equivalents [note 3]	$13,025	$9,073
Short-term investments [note 4]	25,802	27,422
Accounts receivable	12,455	12,773
Prepaid expenses	1,618	1,747
Future tax assets [note 14]	2,578	1,851
TOTAL CURRENT ASSETS	55,478	52,866
Capital assets, net [note 5]	3,931	3,702
Investment tax credits recoverable	1,664	2,440
Investments [note 6]	9,768	7,495
Intangibles [note 7]	7,388	9,982
Goodwill [note 2]	3,118	3,118
	$81,347	$79,603

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT
Accounts payable and accrued liabilities	$5,120	$3,855
Deferred revenue	18,137	14,583
Current portion of long-term debt [note 9]	—	1,464
Current portion of capital lease obligations [note 10]	89	138
Income taxes payable	993	—
TOTAL CURRENT LIABILITIES	24,339	20,040
Future tax liabilities [note 14]	1,505	1,106
Capital lease obligations [note 10]	33	98
TOTAL LIABILITIES	25,877	21,244
Commitments and contingencies [notes 15, 16 and 18]
SHAREHOLDERS’ EQUITY
Share capital [note 11]	64,637	64,740
Deficit	(8,669)	(5,883)
Cumulative translation adjustment	(498)	(498)
TOTAL SHAREHOLDERS’ EQUITY	55,470	58,359
	$81,347	$79,603

See accompanying notes

On behalf of the Board:

             Nigel Stokes                                                                                  Donald Lenz

             Director                                                                                         Director

CONSOLIDATED STATEMENTS OF LOSS

[in thousands of Canadian dollars, except per share data]

Years ended January 31	2003	2002
REVENUE
Licence	$33,223	$28,592
Maintenance	23,210	20,562
Services	6,057	7,222
	62,490	56,376

COST OF REVENUE
Licence	239	257
Maintenance and services	12,605	13,464
	12,844	13,721
GROSS MARGIN	49,646	42,655

OPERATING EXPENSES
Selling and marketing	21,289	21,542
Research and development [note 13]	10,459	10,895
General and administration	8,812	9,088
Amortization of intangibles	2,740	3,244
	43,300	44,769
Operating income (loss)	6,346	(2,114)
Investment income, net [notes 9 and 10]	611	859
Losses from investment in PointBase, Inc. [note 6]
Impairment of equity investment	(4,595)	—
Equity loss	(2,081)	(4,112)
Income (loss) before income taxes	281	(5,367)
Provision for (recovery of) income taxes [note 14]
Current	2,762	428
Future	(328)	(131)
	2,434	297
NET LOSS FOR THE YEAR	$(2,153)	$(5,664)

EARNINGS PER SHARE
Basic	$(0.19)	$(0.49)
Diluted	$(0.19)	$(0.49)

WEIGHTED AVERAGE NUMBER OF SHARES [000’S]
Basic	11,411	11,500
Diluted	11,411	11,500

See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY [in thousands of Canadian dollars]

Years ended January 31,			Retained	Cumulative	Total
	Common shares		earnings	translation	shareholders’
	Shares	Amount	(deficit)	adjustment	equity
	[000’s]	$	$	$	$

BALANCE, JANUARY 31, 2001	11,624	65,583	133	(498)	65,218
Net loss for the year	—	—	(5,664)	—	(5,664)
Issuance of share capital [notes 11[c] & 18]	72	435	—	—	435
Exercise of stock options [note 12]	112	619	—	—	619
Repurchase of common shares [note 11[b]]	(336)	(1,897)	(352)	—	(2,249)
BALANCE, JANUARY 31, 2002	11,472	64,740	(5,883)	(498)	58,359

Net loss for the year	—	—	(2,153)	—	(2,153)
Exercise of stock options [note 12]	153	821	—	—	821
Repurchase of common shares [note 11[b]]	(164)	(924)	(633)	—	(1,557)
BALANCE, JANUARY 31, 2003	11,461	64,637	(8,669)	(498)	55,470

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
[in thousands of Canadian dollars]

Years ended January 31,	2003	2002

OPERATING ACTIVITIES
Net loss for the year	$(2,153)	$(5,664)
Add (deduct) items not affecting cash
Amortization of capital assets	1,630	1,876
Amortization of intangibles	2,740	3,244
Future income taxes	(328)	(131)
Impairment of investment in PointBase, Inc.	4,595	—
Equity loss from investment in PointBase, Inc.	2,081	4,112
Investment tax credits recoverable	776	—
Non-cash interest expense	63	215
Non-cash foreign exchange loss	59	97
Non-cash operating expense	186	90
	9,649	3,839
Net change in non-cash working capital balances
related to operations	6,259	11,474
CASH PROVIDED BY OPERATING ACTIVITIES	15,908	15,313

INVESTING ACTIVITIES
Additions to capital assets	(1,859)	(1,460)
Purchase of short-term investments	(25,802)	(27,422)
Maturity of short-term investments	27,422	—
Investment in Idion Technology Holdings Limited	(8,949)	(820)
Acquisition of intangibles	(332)	(676)
Acquisition of businesses, net of cash [note 18]	—	(724)
CASH USED IN INVESTING ACTIVITIES	(9,520)	(31,102)

FINANCING ACTIVITIES
Repayment of long-term debt	(1,586)	(1,566)
Payments on capital lease obligations	(114)	(275)
Issuance of share capital	821	747
Repurchase of share capital	(1,557)	(2,249)
CASH USED IN FINANCING ACTIVITIES	(2,436)	(3,343)

NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS DURING THE YEAR	3,952	(19,132)
Cash and cash equivalents, beginning of year	9,073	28,205
CASH AND CASH EQUIVALENTS, END OF YEAR	$13,025	$9,073

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$119	$53
Income taxes paid	$238	$1,080

See accompanying notes

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of DataMirror Corporation [the “Company”] have been prepared in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”], which are in all material respects in accordance with accounting principles generally accepted in the United States [“U.S. GAAP”], except as disclosed in note 20. The Company is incorporated under the laws of Ontario.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiary companies. All significant inter-company transactions and balances have been eliminated upon consolidation. The purchase method is used to account for acquisitions and the results of operations of subsidiaries are included from the dates of their respective acquisitions.

USE OF ESTIMATES

The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts may vary from the current estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments having maturity dates of up to three months when purchased and are valued at cost, which approximates their fair value.

SHORT-TERM INVESTMENTS

Short-term investments include highly liquid investments with maturity dates of over three months and less than one year when purchased and are valued at the lower of cost and market, which approximates their fair value.

CAPITAL ASSETS

Capital assets are recorded at cost less accumulated amortization and related investment tax credits. Amortization is provided over the estimated useful life of the related asset. Computer equipment and software are amortized on a declining balance basis at rates varying from 30% to 50%. Furniture and equipment are amortized on a declining balance basis at 20%. Leasehold improvements are amortized on a straight-line basis over the term of the related lease.

LEASES

Leases are classified as either capital or operating. Those leases which transfer substantially all the benefits and risks of ownership of property to the Company are accounted for as capital leases. The capitalized lease obligation reflects the present value of future lease payments, discounted at the appropriate interest rate and is reduced by rental payments net of imputed interest. Assets under capital leases are amortized based on the useful life of the asset. All other leases are accounted for as operating with rental payments being expensed as incurred.

INVESTMENTS

The Company’s investment in PointBase, Inc. [“PointBase”] is recorded using the equity method of accounting.

The Company’s investment in Idion Technology Holdings Limited [“Idion”] is recorded at cost as the Company does not have significant influence over the affairs of Idion and was not able to obtain adequate financial information from Idion to enable it to account for its investment using the equity method.

A decline in the value of an investment which is considered to be other than a temporary impairment in value is charged against income in the period that such determination is made.

INTANGIBLES

Intangibles are comprised of acquired technology assets, which are recorded at cost. Amortization is provided for on a straight-line basis over one to five years. Acquired technology assets are assessed for future recoverability or impairment on an annual basis by estimating future undiscounted cash flows. When the net carrying value of an acquired technology asset exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

GOODWILL

Goodwill arises on business acquisitions and comprises the excess of amounts paid over the fair value of net identifiable assets acquired.

Effective February 1, 2002, the Company adopted the requirements of The Canadian Institute of Chartered Accountants [“CICA”] Handbook Section 3062, “Goodwill and Other Intangible Assets.” Under the new standard, goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to an impairment review at least annually. As of the adoption date, the Company completed impairment testing on the balance of goodwill and no impairment loss was recorded. The Company has determined that it has no intangible assets of indefinite life.

The carrying value of goodwill is assessed at least annually to determine if a permanent impairment exists. This assessment is based on the estimated fair value of the business to which the goodwill relates.

EARNINGS PER SHARE

Basic earnings per share are calculated on net loss for the year using the weighted average number of shares outstanding. Diluted earnings per share reflect the dilution that would occur if outstanding stock options were exercised into common shares using the treasury stock method. The computation of diluted earnings per share does not include stock options with dilutive potential that would have an anti-dilutive effect on earnings per share. For the years ended January 31, 2003 and January 31, 2002, the inclusion of the Company’s stock options in the computation of diluted earnings per share would have an anti-dilutive effect. Therefore, stock options are excluded from the computation and consequently there is no difference between basic earnings per share and diluted earnings per share.

STOCK-BASED COMPENSATION PLANS

The Company has two stock-based compensation plans, which are described in note 12. No compensation expense is recognized for these plans when stock options are issued to directors, officers and employees. Any consideration paid on the exercise of stock options is credited to share capital.

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed as incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Company has not deferred any such development costs to date. Research and development costs are reduced by related investment tax credits.

GOVERNMENT ASSISTANCE

Government assistance, consisting of investment and other tax credits, is recorded using the cost reduction method. Such government assistance is recorded when the qualifying expenditure is made and where there is reasonable assurance that investment and other tax credits will be realized.

FOREIGN CURRENCY TRANSLATION

The Company’s subsidiaries are considered to be integrated operations. Accordingly, the temporal method is used to translate the foreign operations of the subsidiary companies. The temporal method is also used to translate foreign transactions and balances. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses, excluding amortization, are translated at average rates prevailing during the year. Amortization is translated at weighted average historical rates. The resulting net gain or loss on translation is included in the consolidated statements of loss in the period incurred.

Foreign exchange gains and losses on transactions during the year are reflected in income, except for gains and losses on foreign exchange forward contracts used to hedge the collection of accounts receivable denominated in foreign currencies [note 16]. Gains or losses on these contracts are accounted for as a component of the related hedged transaction. Unrealized foreign exchange gains or losses on foreign denominated long-term debt are charged to income in the period in which the gain or loss arises.

REVENUE RECOGNITION AND DEFERRED REVENUE

The Company’s revenues are generated from the sale of software licences, software maintenance and support fees and services.

Revenue is recognized in accordance with Statement of Position [“SOP”] 97-2, “Software Revenue Recognition” issued by the American Institute of Certified Public Accountants [“AICPA”] in October 1997 and amended by SOP 98-4 issued in March 1998. Software licence revenue is recognized when persuasive evidence of an arrangement exists, the related products are shipped, there are no significant uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements. Revenue from services is comprised of consulting, training and installation fees and is recognized at the time the services are performed.

Deferred revenue is comprised of software maintenance and support fees and consulting revenue for which services have yet to be provided.

INCOME TAXES

The Company accounts for income taxes using the liability method of tax allocation. Under the liability method of tax allocation, future tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company provides a valuation allowance on future tax assets when it is more likely than not that such assets will not be realized.

2. NEW ACCOUNTING PRONOUNCEMENTS

(a) Business combinations, goodwill and other intangible assets

In September 2001, the CICA issued Handbook Sections 1581, “Business Combinations”, and 3062, “Goodwill and Other Intangible Assets”. The new standards require that the purchase method of accounting must be used for business combinations initiated after June 30, 2001 and require that goodwill and intangible assets with indefinite lives no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced.

The Company has adopted these new standards as of February 1, 2002 and has discontinued amortization of all existing goodwill. In connection with Section 3062’s transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired at February 1, 2002 using a two step test. The Company had six months to complete step one of the test, which is to determine the fair value of its reporting units and compare that to the carrying value of its reporting units. The Company has completed step one of the test, and has determined that there is no potential impairment to goodwill as at February 1, 2002. As a result, the Company is not required to perform step two of the transitional impairment test.

On November 1, 2002, the Company performed itsannual impairment test, and determined that there was no potential impairment to goodwill at that date. In addition to the annual impairment test, the Company will perform an impairment test if an event occurs or circumstances change that would more likely than not reduce the value of a reporting unit below its carrying value. Any resulting impairment will be charged to operating income in the period it is discovered.

On February 1, 2002, the Company had unamortized goodwill of $3,118,000, which is no longer being amortized. The Company’s investment in PointBase included $2,710,000 of unamortized goodwill as of February 1, 2002 which is no longer being amortized. The investment in PointBase was written off in October 2002 as disclosed in note 6.

This change in accounting policy has not been applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change is as follows:

Years ended January 31,	2003	2002
Loss for the year	$(2,153)	$(5,664)
Add amortization of goodwill	—	1,520
LOSS BEFORE AMORTIZATION OF GOODWILL	$(2,153)	$(4,144)

Loss per share
Loss for the year	$(0.19)	$(0.49)
Loss before amortization of goodwill	$(0.19)	$(0.36)

Of the amortization of goodwill of $1,520,000 for the year ended January 31, 2002, $520,000 is included in amortization of intangibles and $1,000,000 related to the amortization of the goodwill associated with the Company’s investment in PointBase is included in the equity loss from investment in PointBase.

(b) Stock-based compensation and other stock-based payments

Effective February 1, 2002, the Company adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments”. As permitted by CICA 3870, the Company has applied this change prospectively for new awards granted on or after February 1, 2002. The Company has chosen to continue its policy of recognizing no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees and stock and stock option awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock are determined by the quoted market price of the Company’s stock and the fair value of stock options are determined using the Black Scholes option pricing model. In periods prior to February 1, 2002, the Company recognized no compensation when stock or stock options were issued to employees. This change in policy did not have a material impact on the results for the year ended January 31, 2003.

(c) Foreign exchange gains and losses on long-term monetary liabilities

Effective February 1, 2002, the Company has retroactively adopted the revisions to CICA 1650, “Foreign Currency Translation”. Under the revised section, foreign exchange gains or losses on long-term monetary assets and liabilities are no longer deferred and amortized over the term on the related asset or liability, but rather charged to income in the period in which that gain or loss arises. This change in policy did not have a material impact on the results for the years ended January 31, 2003 and January 31, 2002.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

As at January 31,	2003	2002
Cash	$5,959	$9,073
Commercial paper	7,066	—
	$13,025	$9,073

The commercial paper for 2003 bears interest at rates of approximately 2.8% with expiry dates extending up to one month.

4. SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

As at January 31,	2003	2002
Commercial paper	$25,802	$27,422

Short-term investments consist of commercial paper bearing interest at a rate of approximately 3.0% [2002 - 3.0%] and maturity dates of up to one month [2002 - two months] from January 31, 2003.

5. CAPITAL ASSETS

Capital assets consist of the following:

As at January 31,	2003	2002
Computer equipment and software	$9,347	$7,974
Furniture and equipment	2,155	1,950
Leasehold improvements	1,371	1,090
	12,873	11,014
Less accumulated amortization	8,942	7,312
	$3,931	$3,702

Capital assets include assets under capital leases of approximately $350,000 [accumulated amortization of $245,000] at January 31, 2003 and $498,000 [accumulated amortization of $262,000] at January 31, 2002.

During the year, capital assets were acquired at an aggregate cost of $1,859,000

[2002 - $1,625,000] of which nil [2002 - $165,000] was acquired by means of capital leases and excluded from the consolidated statements of cash flows.

6. INVESTMENTS

The investments are as follows:

As at January 31,	2003	2002
PointBase
Investment, at cost	$10,603	$10,603
Cumulative dilution gain	8,513	8,513
Cumulative equity loss	(14,521)	(12,441)
Impairment charge	(4,595)	—
	—	6,675
Idion	9,768	820
	$9,768	$7,495

PointBase has had a history of operating losses and, while the level of operating losses has decreased in the current year, there is little prospect of short-term profitability. In June of 2002, PointBase started a downsizing of their business with the intent of achieving break-even operations in the short-term. In October 2002, it became apparent that these measures would not result in profitable or break-even operations in the near future and the Company’s investment had become impaired and, accordingly, the investment was written down to the estimated fair value of nil.

On March 18, 2002, the Company announced its intention to make a take-over bid for all of the shares of Idion, a South African company listed on the Johannesburg Stock Exchange, in a cash bid valued at $9.8 million. On April 18, 2002, the bid was increased to $18.9 million, and subsequently, on May 8, 2002, the bid was further increased to $30.4 million. On July 4, 2002 the Company closed its bid to acquire Idion, having not been successful in completing the take-over. At January 31, 2003, the Company owned approximately 44,523,000 or 39.36% of Idion’s outstanding common shares acquired at a cost of $9,768,000. The ownership of 1,119,000 shares of Idion is subject to a dispute between the Company and a broker acting on behalf of persons related to the CEO of Idion. The outcome of this litigation is not determinable at present and, therefore, the amount paid for these shares has been included in this total.

The investment in Idion has been accounted for at cost, as the Company does not have significant influence over the affairs of Idion and was not able to obtain adequate financial information from Idion to enable it to account for its investment using the equity method.

7. INTANGIBLES

Intangibles consist of the following:

As at January 31,		2003		2002
		Accumulated	Net	Net
	Cost	Amortization	Book value	Book value
Acquired technology	$13,389	$6,033	$7,356	$9,765
Deferred compensation [note 18]	307	275	32	217
	$13,696	$6,308	$7,388	$9,982

8. BANK CREDIT FACILITIES

At January 31, 2003 and 2002, the Company had available credit facilities of $3,000,000 bearing interest at the prime rate plus 0.5% and £150,000 [$377,000] bearing interest at the prime rate in the United Kingdom plus 3.00%. Under a general security agreement and a source code escrow agreement, all of the Company’s assets, including the source code for the Company’s software, are pledged as collateral for these credit facilities. As at January 31, 2003, no amounts have been drawn against these facilities other than letters of credit of $140,000 [2002 - $140,000].

9. LONG-TERM DEBT

Long-term debt consists of the following:

As at January 31,	2003	2002
Loan payable, repayable in two annual payments of
U.S. $1,000,000 due on September 29, 2001 and 2002	$—	$1,464
Less current portion	—	(1,464)
	$—	$—

The loan payable arose upon the acquisition of the assets of Constellar Corporation [“Constellar”] by the Company [note 18] and is unsecured and non-interest bearing. As the loan payable is non-interest bearing, it is shown at a reduced value to reflect the imputed interest at a rate of 8%, representing the Company’s approximate borrowing rate at the date of acquisition. The imputed interest will be charged to interest expense on long-term debt over the term of the loan. Included in investment income, net, is interest expense on long-term debt of $63,000 [2002 - $215,000].

10. CAPITAL LEASE OBLIGATIONS

Future minimum annual lease payments with imputed interest rates ranging from 7.3% to 8.4% and expiry dates to June 21, 2004 are as follows:

As at January 31,	2003	2002
2003	$—	$151
2004	105	80
2005	32	28
	137	259
Less amount representing imputed interest	(15)	(23)
	122	236
Less current portion	89	138
	$33	$98

Included in investment income, net is interest expense relating to capital lease obligations of $13,000 [2002 - $18,000].

11. SHARE CAPITAL

[a] Authorized

Unlimited number of common and preferred shares.

[b] Shares purchased for cancellation

Under a normal course issuer bid [“Bid”] effective September 21, 2001, the Company indicated its intention to purchase up to 576,226 of its outstanding common shares. This Bid expired on September 20, 2002. Under a new Bid, effective September 21, 2002, the Company indicated its further intention to additionally purchase up to 569,912 of its outstanding common shares. This Bid expires on September 20, 2003. During the year ended January 31, 2003, the Company purchased for cancellation 163,600 common shares [2002 - 336,300] for cash consideration of $1,557,000 [2002 - $2,249,000]. As a result, stated capital was reduced by $924,000 [2002 - $1,897,000] and retained earnings were reduced by $633,000 [2002 - $352,000].

[c] Share purchase plan

Under a share purchase plan the Company issued nil shares [2002 - 22,215] for consideration of nil [2002 - $128,000].

12. STOCK-BASED COMPENSATION PLANS

At January 31, 2003, the Company has two stock-based compensation plans for the purpose of providing shares to directors, officers and employees. The first plan was established on December 12, 1996. Options under this plan generally vest over four years from the date of grant and expire five years from the date of grant. The second plan was established on June 14, 2000 with similar attributes. The number of common shares reserved for issuance under the first and second plan are 1,489,000 and 500,000 respectively.

A summary of the status of the Company’s stock-based compensation plans as at January 31, 2003 and 2002 and changes during the years then ended is presented below:

		2003			2002
			Weighted		Weighted
			average		average
	Options		exercise price	Options	exercise price
	#		$	#	$
Outstanding, beginning of year	1,267,661		10.89	1,169,546	11.89
Granted	273,792		10.98	482,655	8.53
Exercised	(152,715)		5.38	(112,422)	5.51
Expired	(270,242)		12.33	(272,118)	13.24
Outstanding, end of year	1,118,496		11.32	1,267,661	10.89
Options exercisable at year end	506,400			462,684

		Options outstanding		Options exercisable
		Weighted	Weighted	Vested and	Weighted
Range of	Outstanding at	average remaining	average	exercisable at	average
exercise prices	January 31, 2003	contractual life	exercise price	January 31, 2003	exercise price
$	#	(in years)	$	#	$
4.00 - 6.00	156,901	2.2	5.51	86,440	5.26
6.01 - 9.00	218,563	3.2	7.06	79,142	6.87
9.01 - 13.50	376,062	2.7	11.23	183,679	11.13
13.51 - 20.25	291,275	2.7	15.03	120,343	14.73
20.26 - 27.97	75,395	2.5	21.86	37,696	21.86
4.00 - 27.97	1,118,496	2.7	11.32	506,400	11.12

The Company applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized for its stock purchase plans.

Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements. Under the transitional rules, CICA Handbook Section 3870 “Stock-based compensation and other stock-based payments” allows companies to only include options issued subsequent to January 31, 2002 in the pro forma calculation of net income (loss) for the year. Based on stock options issued subsequent to January 31, 2002, stock-based compensation expense for 2003 would have been $220,000 and the pro forma loss for 2003 would have been $2,373,000 ($0.21 per share basic and diluted).

The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

Years ended January 31,	2003
Risk free interest rate	4.3%
Expected dividend yield	0%
Expected volatility	0.518
Expected option life (in years)	2.2
Weighted-average fair values of options granted	$3.67

The Black-Scholes option valuation method used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company’s outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of these assumptions can materially affect the fair value estimate, in management’s opinion, the existing models may not provide a reliable single measure of the fair value of its stock options.

13. GOVERNMENT ASSISTANCE

The Company applies for investment tax credits under the Income Tax Act (Canada) relating to amounts expended on scientific research and development. During the year, $590,000 [2002 - nil] in investment tax credits were applied to reduce operating expenses. The amount of investment tax credits recorded represents management’s best estimate based on its interpretation of current legislation. However, the Canada Customs and Revenue Agency has not yet assessed all these claims and, therefore, the amount ultimately received could be materially different than the amount recorded.

14. INCOME TAXES

Significant components of the Company’s future tax assets and liabilities are as follows:

As at January 31,	2003	2002
FUTURE TAX ASSETS
CURRENT
Deferred revenue	$2,413	$1,834
Other	165	17
	2,578	1,851
Less valuation allowance	—	—
	$2,578	$1,851

As at January 31,	2003	2002
FUTURE TAX ASSETS
LONG-TERM
Tax benefit of loss carryforwards and tax credits	$1,637	$1,766
Share issue costs	282	451
Equity investment in PointBase	1,812	658
Other	53	147
	3,784	3,022
Less valuation allowance	(3,339)	(2,165)
	445	857

FUTURE TAX LIABILITIES
LONG-TERM
Tax depreciation in excess of book depreciation	(941)	(1,135)
Scientific research investment tax credits	(666)	(828)
Other	(343)	—
	(1,950)	(1,963)
	$(1,505)	$(1,106)

The following table reconciles the income tax expense computed at the rates specified in Canadian tax statutes to the reported income tax expense:

Years ended January 31,	2003	2002
Income tax expense (recovery) at combined Canadian federal
and provincial income tax rate of 38.6% [2002 - 41.7%]	$107	$(2,240)
Effect of foreign tax rate differences	(141)	(95)
Benefit of foreign tax losses not previously recognized	(282)	(101)
Items not deductible for income tax purposes	268	244
Non-taxable loss from investment in PointBase, Inc.	2,578	1,556
Foreign tax losses not tax benefited	137	448
Manufacturing and processing profits deduction	(283)	198
Effect of rate changes on future income taxes	(315)	88
Other	365	199
INCOME TAX EXPENSE	$2,434	$297

Significant components of the provision for income taxes are as follows:

Years ended January 31,	2003	2002
Current tax expense	$2,762	$428
Future income tax benefit relating to origination and
reversal of temporary differences	(13)	(177)
Future income tax benefit resulting from recognition of loss carryforwards	—	(42)
Future income tax expense (recovery) resulting from rate change	(315)	88
INCOME TAX EXPENSE	$2,434	$297

The Company has foreign non-capital loss carryforwards of approximately $4,262,000 of which $3,952,000 have no expiry date and may be applied against future years’ taxable income in those tax jurisdictions for an indefinite period. The remaining $310,000 of those losses expire in 2004 and 2005. Of the total losses of $4,262,000, a valuation allowance has been recognized for all but $310,000 of the losses in one tax jurisdiction.

15. LEASE COMMITMENTS

The Company has entered into agreements to lease office facilities and equipment for which the future annual lease payments are approximately as follows:

2004	$2,473,000
2005	1,409,000
2006	1,216,000
2007	975,000
2008	975,000
Thereafter	1,219,000

16. FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

FOREIGN CURRENCY RISK

The Company is exposed to foreign currency risk from fluctuation in foreign currency rates. Increases and decreases in foreign currency rates could impact the Company’s income (loss).

During the year ended January 31, 2003, the Company incurred a foreign exchange loss of $326,000 [2002 – gain of $149,000].

HEDGING ACTIVITIES

During the year, the Company entered into forward currency contracts to sell U.S. dollars for Canadian dollars to hedge the future collection of its accounts receivable denominated in U.S. dollars. At January 31, 2003, U.S. $2,000,000 of forward currency contracts were outstanding at exchange rates of approximately 1.58, maturing within thirty days of the Company’s year end with a fair value of $101,000 [2002 - $25,000]. These contracts hedge a portion of the Company’s U.S. dollar based accounts receivable. The Company does not enter into foreign exchange contracts for speculative purposes.

CURRENT FINANCIAL ASSETS AND LIABILITIES

Due to the short period to maturity of these financial instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of their fair values.

INVESTMENTS

The Company’s investment in PointBase, a privately-owned company, has been written down to a fair value of nil.

The fair value of the investment in Idion at January 31, 2003 is $14,450,000.

Should the Company not ultimately be successful in taking over Idion, the sale of these shares could result in a gain or loss depending on the circumstances in which they are sold and are subject to foreign exchange and other risks.

LONG-TERM DEBT

The fair value of the Company’s long-term debt, based on current rates for liabilities with similar terms and maturities, is not materially different from its carrying values.

RISK MANAGEMENT

Short-term investments are placed exclusively with entities having ratings of at least R1-low by a recognized Canadian debt-rating agency.

Credit risk related to the Company’s trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

In addition to Canada and the United States, the Company also operates in the United Kingdom, Germany and other European countries and is therefore exposed to market risks related to foreign currency fluctuations between these currencies.

17. SEGMENTED INFORMATION

The Company operates in only one industry, that being the business of developing and marketing computer software products. The Company has two reportable segments, North America, which includes the Company’s newly incorporated Asia Pacific operations, and Europe, based on the geographic location of its operations. The accounting policies followed by these segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales at fair value.

The Company’s reportable segments are strategic business units. They are managed separately because each reportable segment operates in different economic marketplaces and therefore, requires different investing and marketing strategies. The Company evaluates segment performance based on profit or loss from operations before investment income and income taxes.

The following table presents certain information with respect to the reportable segments described above:

Years ended January 31,	2003	2002
REVENUE
North American customers	$41,107	$34,610
Intersegment	5,100	5,320
	46,207	39,930
European customers	21,383	21,766
Elimination of intersegment revenue	(5,100)	(5,320)
	$62,490	$56,376

OPERATING INCOME (LOSS)
North America	$4,580	$(2,455)
Europe	1,766	341
	$6,346	$(2,114)
AMORTIZATION
North America	$3,949	$4,127
Europe	421	993
	$4,370	$5,120
CAPITAL ASSET ADDITIONS
North America	$1,696	$996
Europe	163	629
	$1,859	$1,625

As at January 31,	2003	2002
IDENTIFIABLE ASSETS
North America	$60,861	$53,898
Europe	9,980	12,605
	70,841	66,503
Intangibles	7,388	9,982
Goodwill	3,118	3,118
	$81,347	$79,603
GOODWILL
North America	$50	$50
Europe	3,068	3,068
	$3,118	$3,118

Summaries of revenue, segmented according to the customers’ country of residence and of capital and intangible assets, segmented according to the country in which the assets are located, are as follows:

Years ended January 31,	2003	2002
REVENUE
Canada	$4,285	$2,936
United States	33,498	28,606
United Kingdom	11,675	13,476
Germany	5,092	5,454
Other	7,940	5,904
	$62,490	$56,376

As at January 31,	2003	2002
CAPITAL AND INTANGIBLE ASSETS
Canada	$10,950	$13,058
Germany	2,717	2,782
Other	770	962
	$14,437	$16,802

18. ACQUISITIONS

On January 7, 2003, the Company acquired the technology and certain related assets of SmartSales Inc. [note 19], a developer of CRM solutions, in a cash transaction. The Company acquired current assets valued at $15,000, capital assets valued at $22,000 and technology valued at $332,000 for cash consideration of $369,000. The technology acquired will be amortized over a term of one year.

On May 18, 2001, the Company acquired the technology and certain related assets of saipx Inc., a developer of pervasive mobile computing and turnkey solutions for SAP, in a cash transaction. The Company acquired current assets valued at $9,000, capital assets valued at $65,000 and technology valued at $219,000 for cash consideration of $293,000. The technology acquired will be amortized over a term of three years.

On June 8, 2001, the Company acquired the technology and certain related assets of BDI Systems Inc., a developer of XML-based data transformation software products, in a cash and stock transaction. Total consideration for the transaction was cash of $424,000 and 50,000 shares of common stock with a value of $307,000 to be released from escrow over two years. The assets acquired have been accounted for as acquired technology of $424,000 and deferred compensation of $307,000. The technology will be amortized over a period of three years. The deferred compensation will be amortized over two years.

Effective September 1, 2000, the Company acquired certain assets and liabilities of Constellar, a company engaged in the business of developing and marketing computer software products. The acquisition has been accounted for under the purchase method of accounting.

As part of the purchase agreement, further cash payments of up to U.S. $3,000,000 are payable contingent on certain revenue targets being generated from the acquired technology during the three-year period ending August 31, 2003. In November 2001, a payment of $724,000 was made in payment of contingent consideration of $856,000 for the period ended August 31, 2001 less a holdback of $132,000 related to assets purchased which were not realized. The additional contingent payment has been added to the value of the technology acquired, bringing the total value of technology acquired to $12,382,000. No payment of contingent consideration is due for the period ended August 31, 2002. Any future contingent consideration will be recognized when earned and added to the value of technology acquired at that time.

19. RELATED PARTY TRANSACTIONS

In the normal course of operations during the year, the Company entered into several different transactions with SmartSales Inc., a company with a common Chairman of the Board of Directors and significant shareholder. The transactions consisted of purchases of nil [2002 - $100,000] and rental income of $51,000 [2002 - $102,000]. These transactions were made at market prices under normal trade terms and conditions. During fiscal 2003, SmartSales Inc. entered into receivership and the Company wrote off its rent receivable of $77,000. As at January 31, 2003 the Company had loans receivable from directors of $8,000 [2002 - $48,000], bearing no interest and due at a term of up to one year [2002 - three years].

20. RECONCILIATION OF CANADIAN GAAP TO U.S. GAAP

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from those applicable in the United States.

The material differences as they apply to the Company’s consolidated financial statements are as follows:

[a] Balance sheet adjustments

As at January 31,	2003	2002
INVESTMENTS
Balance under Canadian GAAP	$9,768	$7,495
Cumulative equity loss recorded for Canadian GAAP purposes [i]	14,521	12,441
Dilution gain recognized for Canadian GAAP purposes [ii]	(8,513)	(8,513)
Impairment charge for Canadian GAAP purposes	4,595	—
Cumulative equity loss recorded for U.S. GAAP purposes [i]	(16,165)	(14,084)
Increase in equity investment for U.S. GAAP purposes [ii]	10,408	10,408
Impairment charge for U.S. GAAP purposes	(4,846)	—
Unrealized gain (loss) on investment [iii]	4,682	(130)
BALANCE UNDER U.S. GAAP	$14,450	$7,617

GOODWILL
Balance under Canadian GAAP	$3,118	$3,118
Adjustment for recognition of tax loss carryforwards [iv]	(128)	(128)
BALANCE UNDER U.S. GAAP	$2,990	$2,990

DEFICIT
Balance under Canadian GAAP	$(8,669)	$(5,883)
Current year’s net income adjustments	(251)	21
Cumulative prior year’s net income adjustments	—	(10,176)
Current year’s increase in equity investment	251	—
Adjustment for recognition of tax loss carryforwards [iv]	(128)	(128)
BALANCE UNDER U.S. GAAP	$(8,797)	$(16,166)

[i] Under U.S. GAAP, specifically the provisions of Accounting Principles Board Opinion [“APB”] No. 18, “Equity Accounted Investments”, when an investment, previously accounted for on a cost basis, qualifies for use of the equity method, the investment, results of operations and retained earnings of the investor should be retroactively adjusted.

[ii] Under U.S. GAAP, additional equity raised by an investee is recognized as an equity transaction if the investee is a newly-formed, non-operating entity; a research and development, start-up or development stage company; an entity whose ability to continue in existence is in question; or other similar circumstances. The determination of the gain resulting from the dilution of the Company’s equity interest is different under Canadian and U.S. GAAP due to the differences in the carrying value of the investment account.

[iii] Under U.S. GAAP, investments classified as available for sale are carried at market values with unrealized gains or losses reflected as a component of other comprehensive income. The investment in Idion is classified as available for sale. PointBase is not available for sale as it is a private company.

[iv] Under U.S. GAAP, the realization of the benefit associated with utilizing tax losses which existed at the time of an acquisition but which were not recognized at that time, is reflected as a reduction of goodwill relating to the acquisition in the period upon which the Company determines that such realization is more likely than not. Under Canadian GAAP, prior to the adoption of the liability method in fiscal 2001, such benefit was recorded as a reduction of the income tax provision in the period of utilization.

[b] The components of shareholders’ equity under U.S. GAAP are as follows:

As at January 31,	2003	2002
Share capital	$64,637	$64,740
Increase in equity investment	—	10,408
Accumulated other comprehensive income (loss)	3,981	(628)
Deficit	(8,797)	(16,166)
BALANCE UNDER U.S. GAAP	$59,821	$58,354

[c] Reconciliation of net loss under Canadian and U.S. GAAP:

Years ended January 31,	2003	2002
Net loss under Canadian GAAP	$(2,153)	$(5,664)
Equity loss recorded for Canadian GAAP purposes	2,081	4,112
Equity loss recorded for U.S. GAAP purposes [i]	(2,081)	(4,091)
Impairment charge recorded for Canadian GAAP purposes	4,595	—
Impairment charge recorded for U.S. GAAP purposes [i]	(4,846)	—
NET LOSS UNDER U.S. GAAP	(2,404)	(5,643)
Unrealized gain (loss) on investments	4,812	(130)
COMPREHENSIVE INCOME (LOSS) UNDER U.S. GAAP	$2,408	$(5,773)

NET LOSS PER SHARE UNDER U.S. GAAP	$(0.21)	$(0.49)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING UNDER U.S. GAAP [000’S]	$11,411	$11,500

[i] Included in the equity loss recorded for U.S. GAAP purposes is an amount for acquired in-process research and development. Under U.S. GAAP, specifically Statement of Financial Accounting Standard [“SFAS”] No. 2, “Accounting for Research and Development Costs”, acquired in-process research and development having no alternative future use must be written off at the time of acquisition. The adjustment represents the value of the acquired in-process research and development capitalized under Canadian GAAP.

[d] Other disclosures required under U.S. GAAP

[i] Under U.S. GAAP, the Company measures compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees” as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. However, SFAS No. 123 does require the disclosure of pro forma net earnings (loss) and earnings (loss) per share information as if the Company had accounted for its employee stock options under the fair-value method prescribed by SFAS No. 123:

Years ended January 31,	2003	2002	2001
Loss for the year in accordance with U.S. GAAP	$(2,404)	$(5,643)	$(1,388)
Stock-based compensation expense	(761)	(960)	(704)
Pro forma loss for the year	$(3,165)	$(6,603)	$(2,092)

Basic and diluted loss per share, as reported	$(0.21)	$(0.49)	$(0.12)
Effect of stock-based compensation expense	$(0.07)	$(0.08)	$(0.06)
Pro forma basic and diluted loss per share	$(0.28)	$(0.57)	$(0.18)

The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

Years ended January 31,	2003	2002	2001
Risk free interest rate	4.3%	4.8%	5.9%
Expected dividend yield	0%	0%	0%
Expected volatility	0.518	0.815	0.875
Expected option life (in years)	2.2	2.0	1.9
Weighted-average fair values of options granted	$3.67	$3.66	$8.59

[e] Recent accounting developments

[i] In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation –Transition and Disclosure” [“SFAS 148”]. SFAS 148 amends SFAS No. 123 to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based compensation. The Company has adopted this standard and determined that it has no material impact on its U.S. GAAP financial information.

21. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the current year’s presentation. These reclassifications include the adoption of Emerging Issues Task Force EITF 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred.” As a result of this adoption, services revenue increased by $540,000 for the year ended January 31, 2003 [2002 - $637,000], with a corresponding increase in cost of services revenue. The reimbursement of these amounts was previously offset against cost of services revenue.

SHAREHOLDER INFORMATION

BOARD OF DIRECTORS	AUDITORS

P. Kirk Dixon	Ernst & Young LLP
Secretary and Executive Vice President,	P.O. Box 251
Global Operations	Ernst & Young Tower
Toronto, Ontario M5K 1J7
Donald L. Lenz (1) (3)
Managing Director, Newport Partners
LEGAL COUNSEL
Bryan E. Plug (1) (2)
Chief Executive Officer, Kintana, Inc.	Blake, Cassels & Graydon LLP
Box 25, Commerce Court West
Keith Powell (2) (3)	Toronto, Ontario M5L 1A9
Principal, Keith Powell Consulting Inc.
REGISTRAR AND
Nigel W. Stokes (3)	TRANSFER AGENT
Chairman, President and
Chief Executive Officer	CIBC Mellon Trust Company
P.O. Box 7010
E. Herman Wallenburg	Adelaide Street Postal Station
Chief Scientist	Toronto, Ontario M5C 2W9
Donald Woodley (1) (2)	For any inquiries or change of
President, The Fifth Line Enterprise	address please call:
Answerline: (416) 643-5500
(1) Member of the Audit Committee	or toll free: 1-800-387-0825
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance Committee
BANKER

Bank of Montreal
EXECUTIVE OFFICERS
Innovation and Technology Centre
First Canadian Place
Nigel W. Stokes
P.O. Box 3, Mezzanine Level
Chairman, President and
Toronto, Ontario M5X 1A3
Chief Executive Officer

P. Kirk Dixon	INVESTOR RELATIONS
Secretary and Executive Vice President,
Global Operations	Send inquiries to:
Investor Relations
E. Herman Wallenburg	DataMirror Corporation
Chief Scientist	3100 Steeles Avenue East, Suite 1100
	Markham, Ontario	L3R 8T3
Peter Cauley
Vice President Finance and	Phone: (905) 415-0310 Ext. 284
Chief Financial Officer	Toll Free: 1-800-362-5955
Fax: (905) 415-5195
Stewart Ritchie	Email: investors@datamirror.com
Vice President, Sales, Americas	http://www.datamirror.com
and Asia Pacific

Donald G. Symonds	COMMON SHARES
Vice President, EMEA
The common shares of the Company are listed
on the Toronto Stock Exchange under the
symbol DMC and on the NASDAQ National
Market under the symbol DMCX.

Copyright © 2003 DataMirror Corporation.

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ABOUT DATAMIRROR

DataMirror (Nasdaq: DMCX; TSX: DMC) delivers LiveBusinessTM software solutions that give companies the power to manage, monitor and protect their corporate data in real-time. DataMirror’s comprehensive family of solutions enables customers to easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror unlocks the experience of now TM by providing the instant data access, integration and availability companies require today across all computers in their business. Over 1,700 companies have gone live with DataMirror software. DataMirror is headquartered in Markham, Canada, and has offices around the globe.

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